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Exhibit

Exhibit            Description

99.1                 Announcement on 2023/02/22: Important Resolutions from the Board Meeting

99.2                 Announcement on 2023/02/22: Announcement of board meeting approved the consolidated financial statements for the year of 2022

99.3                 Announcement on 2023/02/22: Board Meeting Resolution on dividend distribution

99.4                 Announcement on 2023/02/22: Announcement to change Chartered Public Accountant due to the internal reorganization of the CPA firm

99.5                 Announcement on 2023/02/22: The announcement of UMC Board of Directors’ Resolution to convene the 2023 Annual General Meeting

99.6                 Announcement on 2023/02/22: The board meeting approved capital budget execution

99.7                 Announcement on 2023/02/22: UMC’s donation to UMC Science and Culture Foundation

99.8                 Announcement on 2023/02/22: The change of Chief internal auditor

Exhibit 99.1

Important Resolutions from the Board Meeting

1. Date of occurrence of the event: 2023/02/22

2. Company name: UNITED MICROELECTRONICS CORP.

3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence:

The board meeting has approved important resolutions as follows:

(1)	Approved the 2022 Business Report and Financial Statements.

The Company’s consolidated revenue for 2022 was NT$278,705 million and net income attributable to the stockholders of the parent was NT$87,198 million, with EPS of NT$7.09.

(2) Approved the 2022 employee cash compensation of NT$9,160.5 million and director compensation of NT$45 million.

(3) Approved Dividend Distribution. (approximately NT$3.60 per share)

(4) Approved to change Chartered Public Accountant due to the internal reorganization of the CPA firm.

(5) The 2023 Annual General Meeting will be held at 9:00 AM on Wednesday, May 31, 2023 at No. 16, Creation Rd. 1, Hsinchu Science Park (UMC’s Fab8S Conference Hall).

(6) Approved this round’s capital budget execution of NTD 2,413 million towards capacity deployment.

(7) Approved UMC’s donation of NTD$15 million to UMC Science and Culture Foundation.

(8) Approved the change of Chief internal auditor.

6. Countermeasures: N/A

7. Any other matters that need to be specified (the information disclosure also meets the requirements of Article 7, subparagraph 9 of the Securities and Exchange Act Enforcement Rules, which brings forth a significant impact on shareholders rights or the price of the securities on public companies.): None

Exhibit 99.2

Announcement of board meeting approved the consolidated financial statements for the year of 2022

1. Date of submission to the board of directors or approval by the board of directors: 2023/02/22

2. Date of approval by the audit committee: 2023/02/22

3. Start and end dates of financial reports or annual self-assessed financial information of the reporting period (XXXX/XX/XX~XXXX/XX/XX): 2022/01/01~2022/12/31

4. Operating revenue accumulated from 1/1 to end of the period (thousand NTD): 278,705,264

5. Gross profit (loss) from operations accumulated from 1/1 to end of the period (thousand NTD): 125,764,377

6. Net operating income (loss) accumulated from 1/1 to end of the period (thousand NTD): 104,292,225

7. Profit (loss) before tax accumulated from 1/1 to end of the period (thousand NTD): 106,097,237

8. Profit (loss) accumulated from 1/1 to end of the period (thousand NTD): 88,018,251

9. Profit (loss) during the period attributable to owners of parent accumulated from 1/1 to end of the period (thousand NTD): 87,198,291

10. Basic earnings (loss) per share accumulated from 1/1 to end of the period (NTD): 7.09

11. Total assets end of the period (thousand NTD): 533,052,092

12. Total liabilities end of the period (thousand NTD): 197,601,153

13. Equity attributable to owners of parent end of the period (thousand NTD): 335,107,260

14. Any other matters that need to be specified: NA

Exhibit 99.3

Board Meeting Resolution on dividend distribution

1. Date of the board of directors’ resolution: 2023/02/22

2. Year or quarter which dividends belong to: 2022

3. Period which dividends belong to: 2022/01/01~2022/12/31

4. Appropriations of earnings in cash dividends to shareholders (NT$ per share): 3.60

5. Cash distributed from legal reserve and capital surplus to shareholders (NT$ per share): 0

6. Total amount of cash distributed to shareholders (NT$): 45,017,096,342

7. Appropriations of earnings in stock dividends to shareholders (NT$ per share): 0

8. Stock distributed from legal reserve and capital surplus to shareholders (NT$ per share): 0

9. Total amount of stock distributed to shareholders (shares): 0

10. Any other matters that need to be specified: None

11. Per value of common stock: NT$10.0000

Exhibit 99.4

Announcement to change Chartered Public Accountant due to the internal reorganization of the CPA firm

1. Date of the board of directors’ resolution (Date of occurrence of the event): 2023/02/22

2. Name of the original accounting firm: ERNST & YOUNG

3. Name of the original CPA 1: Chiu, Wan-Ju

4. Name of the original CPA 2: Hsu, Hsin-Min

5. Name of the new accounting firm: ERNST & YOUNG

6. Name of the new CPA 1: Yang, Yu-Ni

7. Name of the new CPA 2: Hsu, Hsin-Min

8. Reason for the replacement: The internal reorganization.

9. Specify whether the company or the original CPA decided to terminate or discontinue the appointment: NA

10. The date the company notified or was notified by the CPA about the termination: 2022/12/28

11. Were there adjustments to or suggestions on major internal control improvement matters in financial report that have been filed or are being prepared in the last 2 fiscal years: None

12. Was there any divergence in opinion between the Company and the original CPA concerning above adjustments or suggestions? (If so, please specify.): None

13. Whether the company consults the new CPA regarding the adjustments and suggestions and probable opinion before official engagement? (If so, please specify.): NA

14. Specify whether the original CPA is authorized to respond to the reasonable inquiries (including diverging opinions on above matters) from the new CPA: NA

15. Any other matters that need to be specified (the information disclosure also meets the requirements of Article 7, subparagraph 7 of the Securities and Exchange Act Enforcement Rules, which brings forth a significant impact on shareholders rights or the price of the securities on public companies.): None

Exhibit 99.5

The announcement of UMC Board of Directors’ Resolution to convene the 2023 Annual General Meeting

1. Date of the board of directors’ resolution: 2023/02/22

2. Shareholders meeting date: 2023/05/31

3. Shareholders meeting location: No. 16, Creation Rd. 1, Hsinchu Science Park (UMC’s Fab8S Conference Hall)

4. Shareholders meeting will be held by means of (physical shareholders meeting/ visual communication assisted shareholders meeting /visual communication shareholders meeting): physical shareholders meeting

5. Cause for convening the meeting (1) Reported matters:

1. 2022 business report

2. Audit Committee’s report of the 2022 audited financial reports

3. 2022 distributable compensation for employees and directors

6. Cause for convening the meeting (2) Acknowledged matters:

1.The Company’s 2022 business report and financial statements

2.The Company’s 2022 earnings distribution

7. Cause for convening the meeting (3) Matters for Discussion: None

8. Cause for convening the meeting (4) Election matters: None

9. Cause for convening the meeting (5) Other Proposals: None

10. Cause for convening the meeting (6) Extemporary Motions: None

11. Book closure starting date: 2023/04/02

12. Book closure ending date: 2023/05/31

13. Any other matters that need to be specified: None

Exhibit 99.6

The board meeting approved capital budget execution

1. Date of the resolution of the board of directors or shareholders meeting: 2023/02/22

2. Content of the investment plan: capital budget execution

3. Projected monetary amount of the investment: NTD 2,413 million

4. Projected date of the investment: by capital budget plan

5. Source of capital funds: working capital

6. Specific purpose: capacity deployment

7. Any other matters that need to be specified: none

Exhibit 99.7

UMC’s donation to UMC Science and Culture Foundation

1. Date of occurrence of the event: 2023/02/22

2. Reason for the donation: For the promotion of culture education

3. Total amount of the donation: NT$15 million

4. Counterparty to the donation: UMC Science and Culture Foundation

5. Relationship with the Company:

A non-profit organization of which the funds donated from the enterprise exceeds one third of the non-profit organization’s total funds

6. Name and resume of independent director(s) that expressed an objection or qualified opinion: None

7. Objection or qualified opinion by the aforementioned independent director(s): None

8. Any other matters that need to be specified: None

Exhibit 99.8

The change of Chief internal auditor

1. Type of personnel changed (please enter: spokesperson, acting spokesperson, important personnel (CEO, COO, CMO, CSO, etc.), financial officer, accounting officer, corporate governance officer, chief information security officer, research and development officer, chief internal auditor, or designated and non-designated representatives): Chief internal auditor

2. Date of occurrence of the change: 2023/02/22

3. Name, title, and resume of the previous position holder: Angel Sun, Senior Division Director

4. Name, title, and resume of the new position holder: Vic Yen, Division Director

5. Type of the change (please enter: “resignation”, “position adjustment”, “dismissal”, “retirement”, “death” or “new replacement”): retirement

6. Reason for the change: retirement

7. Effective date: 2023/03/31

8. Any other matters that need to be specified: None